UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-41412

ioneer Ltd
(Translation of registrant’s name into English)

Suite 5.03, Level 5, 140 Arthur Street
North Sydney, NSW 2060, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Chairman’s Address
99.2	Managing Director’s Presentation
99.3	Results of 2023 Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ioneer Ltd
(registrant)

Date: November 3, 2023	By:	/s/ Ian Bucknell
Name:	Ian Bucknell
Title:	Chief Financial Officer & Company Secretary